Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Jackson Hewitt Tax Service Inc. on Form S-8 of our report dated May 12, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the fair value method of accounting for stock-based compensation on January 1, 2003 and the adoption of the non-amortization provisions for goodwill and other indefinite-lived intangible assets on January 1, 2002) and contained in Registration Statement No. 333-113593 of Jackson Hewitt Tax Service Inc. on Form S-1 under the Securities Act of 1933 insofar as such report relates to the financial statements of Jackson Hewitt Tax Service Inc. for the year ended April 30, 2004.

/S/    DELOITTE & TOUCHE LLP

Parsippany, New Jersey

June 23, 2004